February 15, 2006

<u>Mail Stop 4561</u>

Earl T. Shannon
President
Salty's Warehouse, Inc.
140 Royal Palm Way, Suite 300
Fort Lauderdale, FL 33316

> **Re:** **Salty's Warehouse, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment No. 1 filed February 7, 2006**
> **Registration No. 333-130707**

Dear Mr. Shannon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please revise your document throughout in response to previous comment 3. For example, please revise your disclosure in the first paragraph under the table on page 19 to clarify that non-affiliated as well as affiliated selling stockholders may offer or sell their shares at the *fixed* price of $ .05 per share throughout the offering.

Risk Factors, page 3

We have never been profitable and expect to incur future…page 3

2. Please expand to disclose the going concern language in your auditor's opinion.

Management's Discussion and Analysis, page 7

Critical Accounting Policies, page 7

3. Please expand your response to previous comment 17 to identify more specifically the items that are subject to management accounting estimates and assumptions that materially impact your financial condition and operating performance. In addition, provide detail as to how the accounting estimates or assumptions bear the risk of change, whether it is because there is uncertainty attached to the estimate or assumption, or because the item is difficult to measure or value. Discuss also how you arrived at the estimate/assumption for each item, how accurate the estimates/assumptions have been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/ assumption is reasonably likely to change in the future. Please see Interpretive Release No. 33-8350 (December 29, 2003).

Results of Operation, beginning on page 7

4. We note your response to previous comment 18, however, reference to the "competitive environment" is a vague concept that is not meaningful to investors. Please revise to provide a more detailed analysis of the reasons for change in line items. For example, if an increase in sales was due to increased sales of a particular product, or as a result of a competitor leaving the business, please so disclose.

Liquidity and Capital Resources, page 9

5. In your response to previous comment 19, it remains unclear why the remaining proceeds raised in the private offering are being held in an attorney trust account. Please revise to explain.

Fluctuations in Operating Results, page 9

6. We note your response to previous comment 20, however, it remains unclear how your business is effected by the economic conditions in the geographical areas in which you operate given that you sell products on the internet, presumably to customers world wide. To the extent that you are able to target particular

geographic areas, please expand to more fully describe the conditions in those areas.

Marketing and Distribution, page 10

7. It is unclear where you have addressed our previous comment 21 in the disclosure. Please revise the last paragraph on page 10 to explain how the revenues are distributed between Salty's and its suppliers. For example, disclose a range of the percentage of revenue Salty's may earn from the sale of the supplier's product.

Exhibits

8. Please file your legal opinion with your next amendment.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kelly McCusker at 202-551-3433 or Cicely Lucky, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc (*via facsimile*):   Ruba Qashu, Esq.